MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present at the Acumen BioFin Rodman & Renshaw
9th Annual Healthcare Conference

Company Provides Revised Timing on Interim Celgosivir Viral Kinetics Study Data

Vancouver, BC, CANADA & San Diego, CA, USA – October 31, 2007 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases will present at the Acumen Biofin Rodman & Renshaw 9th Annual Healthcare Conference being held at the New York Palace Hotel in New York, NY on November 5-7, 2007.  Jim DeMesa, M.D., President & CEO is scheduled to present on Monday, November 5 at 4:45 p.m. EST in the     Holmes I room.

As part of an overall corporate update, Dr. DeMesa will highlight the following:

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Omigard™ – a partnered Phase III product candidate for the prevention of catheter-related infections

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Celgosivir – a Phase II product candidate for treating chronic hepatitis C virus infections

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CLS001 – recent Phase II results from our partnered topical treatment for rosacea.

Additionally, interim 4-week data expected in October from a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection are delayed due to sample analysis not being completed at a contract research organization. Results will be reported when available, which is now anticipated to be in November.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: interim 4-week data from a Phase II viral kinetics combination study of celgosivir now being anticipated in November.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: the contract organization’s ability to complete the sample analysis and the completion of the interim 4-week data analysis being in November 2007.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; and potential delays;. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.